                                                                     EXHIBIT 1.1

         [CHINA EASTERN AIRLINES CORPORATION LIMITED LOGO]

         CHINA EASTERN AIRLINES CORPORATION LIMITED
         (A joint stock limited company incorporated in the People's Republic of China ("PRC") with limited liability)


                               2002 ANNUAL RESULTS

The Board of Directors of China Eastern Airlines Corporation Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended 31 December 2002 with comparative figures for the corresponding year of 2001 as follows:-

FINANCIAL STATEMENTS

A. PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 2002


                                                                                                             2002 vs 2001
                                                               2002              2001              2002         Increase/
                                            Note            RMB'000           RMB'000           US$'000        (Decrease)
                                                            -------           -------           -------        ----------
                                                                                                                        %
Traffic revenues
  Passenger                                              10,037,830         9,586,941         1,212,694              4.70
  Cargo and mail                                          2,444,667         2,091,669           295,346             16.88
  Other operating revenues                                  596,492           474,198            72,063             25.79
                                                      -------------     -------------     -------------

TURNOVER                                        2        13,078,989        12,152,808         1,580,103              7.62
                                                      -------------     -------------     -------------
OTHER OPERATING INCOME                          3           226,373           127,608            27,349             77.40


OPERATING EXPENSES
  Wages, salaries and benefits                  4         1,035,853           772,896           125,144             34.02
  Take-off and landing charges                            1,987,835         1,702,899           240,155             16.73
  Aircraft fuel                                           2,563,701         2,613,187           309,727             (1.89)






                                     Page 1
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003


                                                                                                                  2002 vs 2001
                                                                2002               2001               2002           Increase/
                                            Note              RMB'000            RMB'000            US$'000         (Decrease)
                                                              -------            -------            -------         ----------
                                                                                                                             %
Food and beverages                                            605,894            567,168             73,199               6.83
Aircraft depreciation and operating leases                  2,455,403          2,403,752            296,643               2.15
Other depreciation, amortisation and
  operating leases                                            400,291            358,120             48,360              11.78
Aircraft maintenance                                        1,077,764            966,750            130,207              11.48
Commissions                                                   379,674            487,009             45,869             (22.04)
Office and administration                                   1,044,113            849,217            126,142              22.95
Revaluation deficit of fixed assets               5           171,753                 --             20,750                 --
Other                                                         519,614            562,319             62,776              (7.59)
                                                        -------------      -------------      -------------

TOTAL OPERATING EXPENSES                                   12,241,895         11,283,317          1,478,972               8.50
                                                        =============      =============      =============



OPERATING PROFIT                                            1,063,467            997,099            128,480               6.66
  Finance cost, net                                          (731,389)          (814,375)           (88,361)            (10.19)
  Exchange (loss)/gain, net                                   (37,518)           126,313             (4,532)           (129.70)
  Share of results of associates before tax                   (31,666)             4,546             (3,826)           (796.57)
                                                        -------------      -------------      -------------

PROFIT BEFORE TAXATION                                        262,894            313,583             31,761             (16.16)
Income tax expense                                6           (54,438)           261,454             (6,577)           (120.82)
                                                        -------------      -------------      -------------

PROFIT AFTER TAXATION                                         208,456            575,037             25,184             (63.75)
Minority interests                                           (122,087)           (33,324)           (14,750)            266.36
                                                        -------------      -------------      -------------

PROFIT ATTRIBUTABLE TO SHAREHOLDERS                            86,369            541,713             10,434             (84.06)
                                                        =============      =============      =============

BASIC EARNINGS PER SHARE                          8          RMB0.018           RMB0.111           US$0.002             (84.06)
                                                        =============      =============      =============

Notes:-

 1.        BASIS OF PREPARATION

           The consolidated financial statements comprise the consolidated financial statements of the Company and all its subsidiaries as at 31 December 2002 and of the results for the year then ended. All significant transactions between and among the Company and its subsidiaries are eliminated on consolidation.




                                     Page 2
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003

           The audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). This basis of accounting differs in certain material respects from that used in the preparation of the Group's statutory accounts in the People's Republic of China ("PRC"). The statutory accounts of the Group have been prepared in accordance with the accounting principles and the relevant regulations applicable to PRC joint stock limited companies ("PRC Accounting Regulations"). Appropriate restatements have been made to the Group's statutory accounts to conform with IFRS. Differences between PRC Accounting Regulations and IFRS on the consolidated profit attributable to shareholders for the year ended 31 December 2002 are set out in Section C.

           In addition, IFRS differs in certain material respects from generally accepted accounting principles in the United States of America ("U.S. GAAP"). Differences between IFRS and U.S. GAAP on the consolidated profit attributable to shareholders for the year ended 31 December 2002 are set out in Section D.

 2.        TURNOVER


                                                              2002             2001
                                              Note         RMB'000          RMB'000
                                                       -----------      -----------
Gross turnover                                          13,814,709       12,879,786

Less: Sales tax                                (a)        (304,558)        (298,587)
      Civil aviation infrastructure levies     (b)        (431,162)        (428,391)
                                                       -----------      -----------

Turnover                                                13,078,989       12,152,808
                                                       ===========      ===========



           (a) The Group is required to pay PRC sales tax, pursuant to various PRC sales tax rules and regulations. Except for traffic revenues derived from inbound international and regional flights which are not subject to PRC sales tax, the Group's traffic revenues, commission income and ground service income are subject to PRC sales tax levied at rates ranging from 3% to 5%.

           (b) The civil aviation infrastructure levies are paid to the Civil Aviation Administration of China, at rates of 5% and 2% respectively for domestic and international traffic revenues.

The Group's turnover and operating profit/(loss) by geographical segments are analysed as follows:-

                                     Page 3
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003

                                                                  FOR THE YEAR ENDED 31 DECEMBER
                                        ---------------------------------------------------------------------------------------
                                                                                                      OTHER
                                             DOMESTIC          HONG KONG             JAPAN      COUNTRIES(I)              TOTAL
                                              RMB'000            RMB'000           RMB'000           RMB'000            RMB'000
                                        -------------      -------------     -------------     -------------      -------------
2002
TRAFFIC REVENUES
                                        -------------      -------------     -------------     -------------      -------------
  PASSENGER                                 4,669,731          1,911,016         1,279,083         2,178,000         10,037,830
  CARGO AND MAIL                              246,146            257,270           535,915         1,405,336          2,444,667
                                        -------------      -------------     -------------     -------------      -------------
                                            4,915,877          2,168,286         1,814,998         3,583,336         12,482,497
OTHER OPERATING REVENUES                      563,904                 --            10,957            21,631            596,492
                                        -------------      -------------     -------------     -------------      -------------

TURNOVER                                    5,479,781          2,168,286         1,825,955         3,604,967         13,078,989
                                        -------------      -------------     -------------     -------------      -------------

SEGMENT RESULT                                (95,766)           448,359           503,628           152,626          1,008,847
                                        -------------      -------------     -------------     -------------

UNALLOCATED INCOME (NOTE 3)                                                                                             226,373
UNALLOCATED EXPENSE (NOTE 5)                                                                                           (171,753)
                                                                                                                  -------------

OPERATING PROFIT                                                                                                      1,063,467
                                                                                                                  =============

2001
Traffic revenues
                                        -------------      -------------     -------------     -------------      -------------
  Passenger                                 4,701,198          1,921,148         1,145,183         1,819,412          9,586,941
  Cargo and mail                              286,288            224,584           429,788         1,151,009          2,091,669
                                        -------------      -------------     -------------     -------------      -------------
                                            4,987,486          2,145,732         1,574,971         2,970,421         11,678,610
Other operating revenues                      447,636                 --             9,204            17,358            474,198
                                        -------------      -------------     -------------     -------------      -------------

Turnover                                    5,435,122          2,145,732         1,584,175         2,987,779         12,152,808
                                        -------------      -------------     -------------     -------------      -------------

Segment result                                 70,175            484,817           367,602           (53,103)           869,491
                                        -------------      -------------     -------------     -------------      -------------

Unallocated income (note 3)                                                                                             127,608
                                                                                                                  -------------

Operating profit                                                                                                        997,099
                                                                                                                  =============

(i) - include U.S., Europe and other Asian countries


                                     Page 4
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003

 3.        OTHER OPERATING INCOME

                                                                                            2002                    2001
                                                                     Note                 RMB'000                 RMB'000
                                                                                        ---------               ---------
Gain on disposal of aircraft and engines                              (a)                 115,904                   1,866
Rental income from operating subleases
  of aircraft                                                                             110,469                 125,742
                                                                                        ---------               ---------

                                                                                          226,373                 127,608
                                                                                        =========               =========

           (a) During the year, the Group disposed of two A310 aircraft (2001: two MD82 engines) to an unrelated third party.

 4.        WAGES, SALARIES AND BENEFITS

                                                                                             2002                    2001
                                                                     Note                 RMB'000                 RMB'000
                                                                                        ---------               ---------
Wages, salaries and allowances                                                            913,843                 729,996
Contribution under defined contribution
retirement schemes                                                                         82,876                  46,471
Post-retirement benefits                                                                   39,134                  92,404
Curtailment of medical benefit previously
included in post-retirement
benefit obligations                                                   (a)                      --                 (95,975)
                                                                                        ---------               ---------

                                                                                        1,035,853                 772,896
                                                                                        =========               =========

           (a) In 1998, the State Council announced that each municipal government should introduce a medical insurance scheme for employees and retirees of all enterprises, of which the detailed policies and regulations were to be set out by individual municipal government.

                      In 2000, the Shanghai Municipal Government promulgated the detailed policies and regulations of its medical insurance scheme. In January 2001, the Group joined this scheme under which the Group and its employees contribute approximately 12%


                                     Page 5
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003
                      and 2% of the employees basic salaries to the scheme respectively. The Group has no other obligation for the payment of medical expense beyond the annual contributions.

 5.        REVALUATION DEFICIT OF FIXED ASSETS

           Fixed assets of the Group are carried at a revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation. Increases in the carrying amount arising on revaluation are credited to revaluation reserves in shareholders' equity. Decreases that offset previous increases of the same asset are charged against that reserve; all other decreases are charged to the income statement. On 31 December 2002, the fixed assets were revalued by the Company. As a result of the revaluation, the Group recognised a net revaluation surplus of RMB136,902,000 and in the revaluation reserve and a charge to profit and loss account of RMB171,753,000.

 6.        INCOME TAX EXPENSE

           (a) Taxation is (charged)/credited to the consolidated profit and loss account as follows:-


                                                                 2002            2001
                                                              RMB'000         RMB'000
                                                              -------         -------
Provision for PRC income tax - current year                   (71,061)         (4,917)
Deferred taxation
- current year                                                 17,570         (38,668)
- adjustment for change in enacted tax rate (note (i))             --         306,422
                                                           ----------      ----------

                                                              (53,491)        262,837
Share of taxation attributable to associates                     (947)         (1,383)
                                                           ----------      ----------

                                                              (54,438)        261,454
                                                           ==========      ==========

                             (i) Pursuant to the Circular Hu Shui Er Cai
                                 (2001) No. 104 dated 22 October 2001 issued by the Second Branch Office of the Shanghai Municipal State Tax Bureau, with retrospective effect from 1 July 2001, the Company is entitled to enjoy a preferential tax policy of Pudong following its change of registered office and its applicable income tax rate has been reduced from 33% to 15%.


                                     Page 6
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003

                            (ii) The Company has two major subsidiaries,
                                 namely China Cargo Airlines Ltd. ("China
                                 Cargo") and China Eastern Airlines Jiangsu Co. Ltd. ("CEA Jiangsu"). Pursuant to the Circular
                                 (2000) No. 52 jointly issued by the Shanghai
                                 Municipal Financial Bureau and Shanghai
                                 Municipal State Tax Bureau, China Cargo was subject to a reduced income tax rate of 15%. CEA Jiangsu is subject to the standard PRC income tax rate of 33%.

           (b) The Group operates international flights to certain overseas destinations. There was no material overseas taxation for the year as there exists double tax relief between PRC and the corresponding jurisdictions (including Hong Kong).

 7.        DIVIDENDS

           The dividends recognised in the year ended 31 December 2002 represent the final dividend of RMB0.02 per share totalling RMB97,339,000 (2001: RMB0.02 per share totalling RMB 97,339,000) for the year ended 31 December 2001 proposed by the Board of Directors on 8 April 2002 and approved in the Annual General Meeting on 8 June 2002.

           On 7 April 2003, the Board of Directors proposed a final dividend of RMB0.02 per share totalling RMB97,339,000 for the year ended 31 December 2002. These financial statements do not reflect this dividend payable, which will be accounted for in the shareholders' equity as an appropriation of retained earnings in the year ending 31 December 2003.

 8.        BASIC EARNINGS PER SHARE

           The calculation of basic earnings per share is based on the profit attributable to shareholders of RMB86,369,000 (2001: profit of RMB541,713,000) and 4,866,950,000 (2001: 4,866,950,000) shares in issue during the year. The Company has no dilutive potential ordinary shares.

 9.        POST BALANCE SHEET DATE EVENTS

           (A)        DISPOSAL OF AIRCRAFT TO A SUBSIDIARY

                      Subsequent to the balance sheet date, the Company entered into an agreement to dispose three A320-200 to CEA Jiangsu, a non wholly owned subsidiary, at a total consideration of RMB998,285,000.



                                     Page 7
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003

10.        CONVENIENCE TRANSLATION

           The consolidated financial statements have been prepared in Renminbi ("RMB"), the national currency of the PRC. Translations of amounts from RMB into US$, solely for the convenience of the users of the financial statements, have been made at the rate of US$1.00 to RMB8.2773, being the average of the buying and selling rate as quoted by People's Bank of China at the close of business on 31 December 2002. No representation is made that RMB amounts could have been or could be converted into US$ at that rate or at any other rate on 31 December 2002 or any other date.

B.         PREPARED IN ACCORDANCE WITH PRC ACCOUNTING REGULATIONS

           INCOME STATEMENT & STATEMENT OF PROFIT APPROPRIATION AND DISTRIBUTION

           FOR THE YEAR ENDED 31 DECEMBER


                                                                          2002                   2001
                                                                           RMB                    RMB
                                                             -----------------      -----------------
ITEM
I    REVENUE FROM MAIN OPERATIONS:                           13,390,645,825.33      12,839,339,288.79
     Less: Revenue for Civil Air Infrastructure
           Construction Fund                                    430,869,428.70         427,784,224.78
     REVENUE FROM MAIN OPERATIONS, NET                       12,959,776,396.63      12,411,555,064.01
     Less: Main Operating Cost                               10,221,015,691.27       9,895,680,220.39
           Business Taxes and additional                        304,438,089.97         296,836,879.42
                                                             -----------------      -----------------

II.  PROFIT FROM MAIN OPERATIONS                              2,434,322,615.39       2,219,037,964.20
     Add:  Other Operating Revenue                              544,307,535.82         541,079,876.56
     Less: Operating Expenses                                 1,120,541,201.97       1,297,765,706.82
           General & Administrative Expenses                    829,930,976.83         657,077,144.35
           Financial Expenses                                   844,521,595.97         699,722,003.92
                                                             -----------------      -----------------

III. PROFIT FROM OPERATIONS                                     183,636,376.44         105,552,985.67
     Add:  Investment Income                                     21,258,570.74          57,296,511.88
           Subsidy Income                                        54,810,000.00             750,000.00
           Non-operating Income                                  30,926,872.20          33,312,379.60
     Less: Non-operating Expenses                                28,325,854.11          48,259,815.66
                                                             -----------------      -----------------

                                     Page 8
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003

                                                                          2002                   2001
                                                                           RMB                    RMB
                                                             -----------------      -----------------
IV.   TOTAL PROFIT                                               262,305,965.27         148,652,061.49
      Less: Income Tax                                            69,812,153.90          26,331,575.64
            Gains or losses of Minority Shareholders              68,234,321.25          25,319,002.20
                                                              -----------------      -----------------

V.    NET PROFIT                                                 124,259,490.12          97,001,483.65
      Add:  Undistributed Profit at the Beginning
            of the Year                                           95,630,191.79          99,328,902.88
      Less: Decrease of Undistributed Profit to
              Reduce Registered Capital                                      --                     --
      Add:  Transfer from Surplus Reserve                                    --                     --
                                                              -----------------      -----------------

VI.   DISTRIBUTABLE PROFIT                                       219,889,681.91         196,330,386.53
      Less: Provision for Statutory Surplus Reserve               10,695,313.20           1,680,597.37
            Provision for Statutory Public
              Welfare Fund                                        10,614,147.54           1,680,597.37
            Provision for Staff & Workers'
              Welfare Fund                                           341,032.19                     --
                                                              -----------------      -----------------

VII.  PROFIT ATTRIBUTABLE TO SHAREHOLDERS                        198,239,188.98         192,969,191.79
      Less: Dividends for Preferred Shares                                   --                     --
            Provision for Discretionary
              Surplus Reserve                                         81,165.66                     --
            Dividends for Common Shares                           97,339,000.00          97,339,000.00
            Transfer of Common Dividends into
              Share Capital                                                  --                     --
                                                              -----------------      -----------------

VIII. UNDISTRIBUTED PROFIT                                       100,819,023.32          95,630,191.79
                                                              =================      =================


                                     Page 9
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003

CASH FLOWS STATEMENT

FOR THE YEAR ENDED 31 DECEMBER

                                                                                   2002
                                                                                    RMB
                                                                    --------------------
ITEM
I.  CASH FLOWS FROM OPERATING ACTIVITIES:
                                                                    --------------------
    Cash received from sales of goods or rendering of services         14,143,247,702.25
    Refunds of taxes                                                                  --
    Other cash received relating to operating activities                  131,772,177.73
                                                                    --------------------

    SUB-TOTAL OF CASH INFLOWS                                          14,275,019,879.98

                                                                    --------------------
    Cash paid for goods and services                                    8,342,721,361.80
    Cash paid to and on behalf of employees                             1,072,989,519.04
    Payments of all types of taxes                                        907,478,043.57
    Cash paid relating to other operating activities                      388,448,853.30
                                                                    --------------------

    SUB-TOTAL OF CASH OUTFLOWS                                         10,711,637,777.71
                                                                    --------------------

    NET CASH FLOWS FROM OPERATING ACTIVITIES                            3,563,382,102.27
                                                                    --------------------

II. CASH FLOWS FROM INVESTING ACTIVITIES:
                                                                    --------------------
    Cash received from return of investments                               60,000,000.00
    Cash received from distribution of dividends or profits                 6,835,037.61
    Net cash receipts from the sale of fixed assets, intangible
      assets and other long-term assets                                 1,058,273,155.13
                                                                    --------------------

    Cash received relating to other investing activities                              --
    SUB-TOTAL OF CASH INFLOWS                                           1,125,108,192.74

                                                                    --------------------
    Cash paid to acquire fixed assets, intangible assets,
      and other long-term assets                                        5,003,349,103.60
    Cash paid to acquire investments                                      730,123,787.87
    Cash paid relating to other investing activities                       30,000,000.00
                                                                    --------------------

    Sub-total of cash outflows                                          5,763,472,891.47
                                                                    --------------------

    Net cash flows from investing activities                           (4,638,364,698.73)
                                                                    --------------------



                                     Page 10
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003

                                                                                                               2002
                                                                                                                RMB
III. CASH FLOWS FROM FINANCING ACTIVITIES:
                                                                                                   ----------------
     Cash received from investments by others                                                        161,287,760.00
     including: Cash received by subsidiaries from investments
     by minority shareholders                                                                        161,287,760.00
     Cash received from borrowings                                                                 9,204,313,041.84
     Cash received relating to other financing activities                                             62,011,586.68
                                                                                                   ----------------

     SUB-TOTAL OF CASH INFLOWS                                                                     9,427,612,388.52
     Cash repayments of amounts borrowed                                                           4,530,294,942.64
     Cash paid for distribution of dividends or profits and
     for interest expenses                                                                         1,105,161,395.01
     Including: Cash paid for distribution of dividends or profits to
     minority shareholders by subsidiaries                                                             2,625,261.61
     Cash paid relating to other financing activities                                              2,120,509,604.36
                                                                                                   ----------------

     Sub-total of cash outflows                                                                    7,755,965,942.01
                                                                                                   ----------------

     Net cash flows from financing activities                                                      1,671,646,446.51
                                                                                                   ----------------

IV.  EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH                                                 (33,086,558.50)
                                                                                                   ----------------

V.   NET INCREASE IN CASH AND CASH EQUIVALENTS                                                       563,577,291.55
                                                                                                   ================


NOTES TO FINANCIAL STATEMENTS

PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATIONS AND CONSOLIDATION OF FINANCIAL STATEMENTS

 1         ACCOUNTING POLICIES APPLIED

           The company and its subsidiaries follow the Accounting Standards for Business Enterprises and Accounting Regulations for Business Enterprises and its supplementary regulations.

 2         ACCOUNTING PERIOD

           The Company adopts the Gregorian calendar year as its accounting period, i.e., from 1 January to 31 December each year.



                                     Page 11
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003

 3         BASE CURRENCY

           The Company adopts Renminbi ("RMB") as its base currency.

 4         PRINCIPLE AND BASIS OF ACCOUNTING

           The Company adopts accrual basis. All items are recorded at actual cost upon acquisition. If impairment occurs, the provision for impairment will be made according to regulations of "Accounting Regulations for Business Enterprises".

 5         TRANSLATION OF FOREIGN CURRENCIES

           Foreign currency transactions are translated into RMB at the middle exchange rate issued by PBOC at the beginning of the month. Monetary assets and liabilities in foreign currencies are translated into RMB at the middle exchange rate prevailing at the end of each period. The differences between RMB equivalents and carrying amounts are treated as exchange differences. Exchange differences of specific borrowings related to the acquisition or construction of a fixed asset should be capitalized in the period in which they are incurred when the relevant fixed asset being acquired or constructed is not ready for its intended use. Exchange differences during preparation period are included in long-term amortization charges, which will be accounted as current profit and loss of the month during which formal operation starts. Exchange differences in normal operations are included in the exchange gains and losses of the current period.

 6         DEFINITION OF CASH EQUIVALENTS

           Cash equivalents are short term (with a holding period of less than three months), highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

 7         CURRENT INVESTMENT

           7.1 The initial cost of a current investment is the total price paid on acquisition, deducting cash dividends which have been declared but unpaid at the time of acquisition or unpaid interest on bonds that have been accrued. Cash dividends or interests during holding period are offset against the carrying amount of investments upon receipt. On disposal of a current investment, the difference between the carrying amount and the sale proceeds is recognized as an investment gain or loss of the current period.

                                     Page 12
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003

           7.2 The current investment is recorded at the lower of cost and market value. The provision for impairment of current investment is made at the excess of carrying amount over the market value on an individual item basis and will be accounted as current profit and loss.

 8         ACCOUNTING METHOD FOR BAD DEBTS

           8.1 The Company adopts allowance method for bad debts. At the end of each accounting period the company analyses the recoverability of receivable items (including accounts receivable and other receivables) and makes allowance for bad debts according to the aging method and analysis result. Allowance for bad debts is not made for the items that are surely to be recovered. If there is enough evidence proving the uncollectibility of an account receivable than allowance is made at a higher ratio or at the full carrying amount of the account. The allowance for remaining accounts receivable shall refer to the following ratios.

                      AGING                                                RATIO
                      -----                                                -----
                      Within 1 year                                           3%
                      In the second year                                      5%
                      In the third year                                      10%
                      In the fourth year                                     15%
                      In the fifth year                                      20%
                      Over 5 years                                           40%

           8.2 The company adopts following standards in determination of bad debts:

                      a. When the debtor is bankrupt or dead, the accounts receivable that are unable to be recovered even after liquidation of the debtor's bankrupt estate or legacy.

                      b. When the debt is overdue due to the default of the debtor and there is obvious evidence proving the uncollectibility of the accounts.

           The bad debt loss should be approved by Board of Directors. The bad debts will first offset against the allowance that has already been made. If the allowance for bad debts is not enough to compensate the losses the difference will be charged into income statement of the current period.



                                     Page 13
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003

 9         INVENTORY

           9.1 The inventory of the Company mainly comprises high-price rotables, aircraft consumables, common appliances, aircraft supplies and low-price consumables. The inventory is recorded at planned price and the difference between planned price and actual cost is recorded in `Materials Cost Variance'. The amortization of high-price rotables is made evenly over 5 years starting from the next month of acquisition according to the adjusted actual cost. Other inventory such as aircraft consumables is charged to cost according to the adjusted actual cost when put into use.

           9.2 Provision for impairment of aircraft consumables is made at the end of each period according to the average useful life of corresponding aircraft and average discount rate in previous disposals. No provision for impairment of high-price rotables is made except the corresponding aircraft have all been sold out, under which circumstances the impairment is provided at the excess of carrying amount over net realizable value.

 10        LONG-TERM INVESTMENT

           10.1 Long-term equity investment (including stock investment and other equity investment) is recorded at the actual cost after deducting cash dividends which have been declared but unpaid at the time of acquisition or at the price agreed upon by relevant parties. The equity method is applied wherever the Company can control, jointly control or has significant influence over the investee enterprise (usually when the Company holds 20% or more voting capital of the investee enterprises or holds less than 20% of the voting capital but has significant influence over the investee enterprise). Otherwise, the cost method is applied. When equity method is adopted, the difference (referred to as "equity investment difference") between the initial investment cost and the investor's share of owners' equity of the investee enterprise should be amortized evenly over a period of 10 years and charged into corresponding year's profit and loss account.

           10.2 Long-term debt investment (including bond investment and other debt investment) is recorded at the actual cost. The difference between actual cost and the nominal value of a bond investment is recognized as premium or discount. Interest receivable from investment on bonds should be accrued periodically. The accrued interest revenue from investment on bonds, after adjustments for the amortization of premium or discount, should be recognized as investment income of the period.



                                     Page 14
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003

           10.3 The long-term investment is recorded at the lower of carrying amount and recoverable amount at the end of each period. If the recoverable amount of a long-term investment is lower than its carrying amount as a result of a continuing decline in market value or deterioration in operating conditions of the investee enterprise, the Company shall make provision for impairment on long-term investment on an individual item basis and charge into the current period.

 11        FIXED ASSETS AND DEPRECIATION

           11.1 Fixed assets refer to those tangible assets whose useful life is over 1 year, with a high unit price and can be held physically to realize its benefits during the course of use. Fixed assets are recorded at actual acquisition cost. The assets held under financial lease are recorded at net contract price and other actual incidental cost incurred. The corresponding long-term liabilities are determined by the total financing amount stipulated in such financing contracts as lease agreement and loan agreement signed by the Company and lessor. The financing expenses are apportioned during the course of leasehold with actual interest rate.

                      If no impairment has occurred, the depreciation is provided on a straight-line basis according to the following useful lives and estimated residual value.


                                                              USEFUL LIVES                 RESIDUAL VALUE RATE
                                                              ------------                 -------------------
Aircraft and engines attached                                     20 years                                  5%
Standby engines                                                   20 years                                  0%
Buildings                                                      15-35 years                                  3%
Vehicles and electronic devices                                  5-6 years                                  3%
Other Equipment                                                 5-20 years                                  3%

                      When there is an impairment, the depreciation is provided on an individual item basis based on the net book value after deducting impairment and residual useful lives.

           11.2 Fixed asset is recorded at the lower of carrying amount and recoverable amount at the end of each period. If the recoverable amount of a fixed asset is lower than its carrying amount as a result of continuing decline in market value, technology obsoleteness, damage or idleness, the Company shall make provision for impairment of fix assets at the end of the period on an individual item basis and charge to the current period.

                                     Page 15
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003

 12        CONSTRUCTION-IN-PROGRESS

           12.1 Construction-in-progress is accounted for on an individual item basis at the actual cost. Upon completion and readiness for use, the cost of construction-in-progress is to be transferred to the account of (Fixed Assets). Interests incurred in connection with specific borrowings and relevant exchange differences for the purpose of construction-in-progress, should be capitalized as part of the cost when the project is not ready for intended use. Interests incurred and exchange differences after the project is ready for use should be recognized as current period expenses.

           12.2 Fixed asset is recorded at the lower of carrying amount and recoverable amount at the end of each period. The Company shall make provision for impairment of construction-in-progress at the excess of the carrying amount over its recoverable amount on an individual item basis and charge to the current period.

 13        VALUATION AND AMORTIZATION OF INTANGIBLE ASSETS

           13.1 The intangible assets of the Company refer to non-monetary long-term assets without physical substance held for the purpose of rendering service, renal to others or for administrative purposes. The intangible assets of the Company mainly include land use right and premise use right. The intangible assets are recorded at actual acquisition cost and amortized over its expected useful life under straight-line method.

           13.2 The intangible asset of the Company is recorded at the lower of carrying amount and recoverable amount at the end of each period. The Company shall make provision for impairment of intangible asset at the excess of the carrying amount over its recoverable amount on an individual item basis and charge to the current period.

 14        LONG-TERM AMORTIZATION CHARGES

           Long-term amortization charges refer to the expenses that will be amortized after formal operation or the amortization period is over one year. Long-term amortization charges of the Company are mainly uniform cost. All long-term amortization charges are amortized evenly over its estimated beneficial period except organization cost, which will be charged to the profit and loss account of the month during which formal operation starts.



                                     Page 16
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003

 15        OVERHAUL EXPENSES OF AIRCRAFT AND ENGINES

           The aircraft and engines of the Company shall undergo overhauls of different criteria periodically to guarantee safe flight. To establish an appropriate match between the overhaul expenses and benefits generated by the aircraft and engines, the Company estimates that the overhaul expenses of various types of aircraft and engines are 2%-4% of the carrying amount based on past experiences of overhaul cycles of C and D criteria, quotation of maintenance companies and actual payment. The overhaul expenses are accrued by different types of aircraft and engines. The actual overhaul expenses will offset the expenses accrued. On complete disposal of the aircraft and engines of a specific type, the shortfall of the provision will be charged directly to the profit and loss account of the period during which the aircraft and engines are disposed of. The remaining overhaul expenses accrued will deduct the cost of the disposal period. Other repair expenses of aircraft and engines will be charged into the profit and loss account of the repair period.

           Although the accounting treatment of overhaul expenses for aircraft and engines is not in compliance with the regulations of Ministry of Finance, the Board of Directors regards that the evidence to estimate the overhaul expenses is in compliance with actual circumstances, can better reflect the financial position and operating result of the Company and conform to the principle of consistency.

 16        REVENUE

           16.1 The Company's revenue from rendering transportation service of passengers, cargo and mails is recognized upon delivery of the service with the uplifted coupons as evidence.

                      The commission income earned from other carriers in respect of sales made by the Company is recognized upon billing by other carriers.

                      Ground service income is recognized as other operating revenue upon rendering of services.

           16.2 The interest income and royalty arising from the use by others of the assets held by the Company is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of the revenue can be measured reliably.



                                     Page 17
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003

 17        INCOME TAX

           Tax effects of taxable temporary timing differences are recognized as deferred income tax liabilities. Tax effects of deductible temporary timing differences are recognized as deferred income tax assets.

 18        BASIS OF CONSOLIDATED STATEMENTS

           18.1 Consolidation Scope: According to "Notice on the Distribution of "Provisional Regulation on Consolidation of Financial Statements'" (1995) issued by Ministry of Finance and regulations of CKZ(96) No. 2 "Answer to the Question about Consolidation Scope", the consolidation scope of the Company includes all subsidiaries under control and associated companies under joint control, except the companies that have already been closed down, merged, declared in the process of liquidation or bankruptcy, intended to be sold in the new future or have an insignificant influence on the consolidation.

           18.2 Consolidation Method: The consolidated financial statements are prepared on the basis of the financial statements of the Company and its subsidiaries within consolidation scope and other relevant information. The equity investment and the corresponding portion of the owner's equity of the invested entities, the claims and liabilities, as well as all material transactions between or among them have been eliminated. The financial statements of the associate companies are consolidated in proportion.

 19 CHANGES IN MAJOR ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES, AND CORRECTIONS OF SIGNIFICANT ACCOUNTING ERRORS

           19.1 Contents and basis of changes in accounting policies: In order to better reflect the timing difference between profit and taxable income, the tax effects of temporary taxable timing differences are recognized as deferred income tax liabilities while tax effects of deductible temporary timing differences are recognized as deferred income tax assets. The tax payable method is abandoned.

           19.2 The Company adopts retrospective method for above change in accounting policy. The opening balances of retained earnings and other relevant accounts have been adjusted. The figures of last year of income statement and profit appropriation statement have also been adjusted.

                                     Page 18
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003

The influence on net profit of current period and previous period after retrospective adjustment is shown in the following table:


                                          ACCUMULATED                                    ACCUMULATED
                                      INFLUENCE UP TO              INFLUENCE         INFLUENCE UP TO              INFLUENCE
                                    BEGINNING OF 2001                ON 2001       BEGINNING OF 2002                ON 2001

ITEM                                           AMOUNT                 AMOUNT                  AMOUNT                 AMOUNT
----------------------              -----------------         --------------       -----------------            -----------
Deferred tax debits                     66,174,687.41         (21,414,392.72)          44,760,294.69            (147,439.22)
Minority interests                       8,441,217.02             139,322.94            8,580,539.96             276,459.79
Undistributed profit                    57,733,470.39         (21,553,715.66)          36,179,754.73            (423,899.01)
Income tax                                                     21,414,392.72                                     147,439.22
Gains or losses of
  Minority shareholders                                           139,322.94                                     276,459.79

           19.3 The undistributed profit at the beginning of 2002 is reduced by RMB14,364.20 thousand due to the correction of significant errors. This amount is supplementary public housing fund turned in by the Company this year for 2001, reducing the net profit of 2001 by RMB14,364.20 thousand. The capital reserve at the beginning of 2002 is reduced by RMB6,530.50 thousand, which is because the proceeds of apartments sold to staff collected this year is lower than the estimated amount.

C.         SIGNIFICANT DIFFERENCES BETWEEN IFRS AND PRC ACCOUNTING REGULATIONS

Differences between IFRS and PRC Accounting Regulations which have significant effects on the consolidated profit attributable to shareholders of the Group are summarised as follows:-


                                                                                      2002                    2001
                                                                  Note             RMB'000                 RMB'000
                                                                --------         ---------                --------
CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS


As stated in accordance with PRC audited
   statutory accounts                                                              124,259                  97,001
Impact of IFRS and other adjustments:
   Difference in depreciation charges of flight
      equipment due to different useful lives                      (a)             315,712                 150,794



                                    Page 19
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003

                                                                     2002            2001
                                                       Note       RMB'000         RMB'000
                                                      ------   ----------      ----------
Difference in depreciation charges of aircraft
  due to different useful lives                        (b)       (180,490)        185,047
Difference in gain/(loss) on disposal of aircrafts
  and engines due to different useful lives            (c)         61,097         (13,296)
Provision for overhaul expenses                        (d)       (122,564)       (145,107)
Reversal of additional charges of flight equipment
  spare parts arising from the revaluation
  surplus of such assets                               (e)          9,859           9,181
Provision for post-retirement benefits                 (f)        (23,614)        (78,953)
Curtailment of medical benefit previously included
  in post-retirement benefit obligations               (f)             --          95,975
Loss on sale of staff quarters                         (g)         (9,768)         (4,033)
Interest accrued on instalments payable for
  acquisition of a passenger carriage business         (h)        (10,802)         (6,693)
Amortisation of goodwill                               (i)         (5,656)         (5,655)
Amortisation of negative goodwill                      (j)          3,454           2,014
Revaluation deficit of fixed assets                    (k)       (171,753)             --
Reversal of revalued amount for land use rights        (l)          8,420              --
Tax adjustments                                        (m)         15,374         287,925
Other                                                  (n)         72,841         (32,487)
                                                               ----------      ----------

As stated in accordance with IFRS                                  86,369         541,713
                                                               ==========      ==========


Notes:-

Pursuant to the PRC audited statutory accounts for the year ended 31 December 2002, a prior year adjustment amounting to RMB15,286,000 was put through to the Group's retained earnings brought forward and the capital reserve from 2001 which resulted in an increase in the consolidated net asset value from RMB6,241,373,000 to RMB6,256,659,000 as at 31 December 2001. This prior year adjustment has been incorporated into the comparative figures of 2001 as set out in the table above.


(a) Under IFRS, other flight equipment are accounted for as fixed assets and depreciation charges are calculated over the expected useful lives of 20 years to residual value of 5% of costs/ revalued amounts. Under PRC Accounting Regulations, such flight equipment is classified as current assets and the costs are amortised on a straight-line basis over a period of 5 years.



                                     Page 20
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003

(b) Under IFRS, depreciation of aircraft is calculated to write off their costs/revalued amounts on a straight-line basis over their expected useful lives of 20 years to their residual values of 5%. Under PRC Accounting Regulations, on or before 30 June 2001, depreciation of aircraft is calculated to write off their costs/revalued amounts on a straight-line basis over their expected useful lives of 10 to 15 years to their residual values of 3%. With effect from 1 July 2001, depreciation of aircraft under PRC Accounting Regulations is calculated to write off their costs/revalued amounts on a straight-line basis over their expected useful lives of 20 years to their residual values of 5%.

(c) This represents the difference on gain on disposal arising from different useful lives adopted on depreciation under IFRS and PRC Accounting Regulations (see note (b) above).

(d) Under IFRS, the costs of major aircraft overhauls under operating leases are estimated and charged to operating profit over the period between overhauls using the ratio of actual flying hours and estimated flying hours between overhauls, while the costs of major overhauls of owned aircraft and aircraft held under finance leases are charged to the operating profit as incurred. Routine repairs and maintenance costs are charged to the operating profits as incurred. Under PRC Accounting Regulations, the overhauls and routine maintenance costs are provided at specific rates applicable to the related models of aircraft.

(e) Under IFRS, flight equipment spare parts are carried at weighted average cost and are expensed when consumed in operations. Under PRC Accounting Regulations, such flight equipment spare parts are carried at cost/revalued amount and are expensed when consumed in operations.

(f) The post-retirement benefits for employees are required to be recognised over the employees' service period under IFRS whereas such benefits are recognised on a pay-as-you-go basis under the PRC Accounting Regulations.

(g) This represents the difference in the recognition of loss on sale of the Group's staff quarters to eligible staff. Under IFRS, provision for anticipated loss is made for any construction cost in excess of the expected selling price during construction, and any over/under-provision is recognised at the time of sale. Under PRC Accounting Regulations, the loss on disposal of staff quarter is recognised directly in the reserves.

(h) Under IFRS, the consideration payable for the acquisition of a passenger carriage business is recorded based on the present value of the instalment payments. The difference in time value between the acquisition cost payable and its present value is periodically recognised

                                     Page 21
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003
           as interest expenses in the profit and loss account over the period of payments. Under PRC Accounting Regulations, such difference is not recognised.

(i) Any excess of the cost of acquisition over the acquirer's interest in the fair value of the identifiable assets and liabilities acquired is recognised as goodwill. Under IFRS, the obligation of post-retirement benefits for employees inherited by the Group through the acquisition of a passenger carriage business has been recognised and accounted for in the fair value of the identifiable net assets acquired. As a result, goodwill has been recognised which is amortised over 20 years. Under PRC Accounting Regulations, the post-retirement benefits are recognised on a pay-as-you-go basis and the corresponding obligation is not accounted for in the fair value of the net assets acquired. Accordingly, no goodwill or amortisation is recognised.

(j) Under IFRS, the consideration payable for the acquisition of a passenger carriage business is recorded based on the present value of the instalment payments, giving rise to a negative goodwill which is amortised over the weighted average remaining useful lives of the depreciable non-monetary assets acquired. Under PRC Accounting Regulations, the time value of the consideration payable has not been accounted for and accordingly, no negative goodwill or amortisation is recognised.

(k) Under IFRS, fixed assets of the Group are initially recorded at cost and are subsequently restatement of revalued amounts less accumulated depreciation. Fixed assets of the Group were revalued as at 30 June 1996 as part of the restructuring of the Group for the purpose of listing. As at 31 December 2002, a revaluation on the Group's fixed assets was carried out and difference between the valuation and carrying amount was recognised.

           Under PRC Accounting Regulations, subsequent restate of revalued amount is required only if the recoverable amount of a fixed asset is lower than its carrying amounts.

(l) As part of the Company's restructuring in 1996, land use rights were recorded at valuation as a non-monetary assets in exchange for share capital of the Company. Under IFRS, with effect from 1 January 2002, the Company has reclassified land use rights as operating leases and the land use rights at the time of the listing are now stated at historical cost which is nil. Under PRC Accounting Regulations, land use rights are stated at valuation less accumulated amortisation.

(m) Under IFRS, tax adjustments are made in respect of the deferred tax effects for the items above and provision has been respectively provided against deferred tax assets not expected to be realised in the foreseeable future.

                                     Page 22
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003

(n) In addition to the above, there are other classification differences in balance sheet items due to different requirements under IFRS and PRC Accounting Regulations.

D.         SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP

Differences between IFRS and U.S. GAAP which have significant effects on the consolidated profits attributable to shareholders of the Group are summarised as follows:-


                                                                                                     2002               2001
                                                                                    Note          RMB'000            RMB'000
                                                                                                  -------            -------
CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS


As stated under IFRS                                                                               86,369            541,713
U.S. GAAP adjustments:
  Reversal of revaluation deficit                                                    (a)          171,753                 --
  Reversal of difference in depreciation charges
    arising from revaluation of fixed assets                                         (a)           20,370             94,140
  (Loss)/gain on disposal of aircraft and related assets                             (b)          (26,046)             5,791
Others                                                                               (c)           23,767            (11,295)
Deferred tax effect on U.S. GAAP adjustments                                         (d)          (28,477)          (155,877)
                                                                                                 --------           --------

As stated under U.S. GAAP                                                                         247,736            474,472
                                                                                                 ========           ========

Basic and fully diluted earnings per share under
  U.S. GAAP                                                                                      RMB0.051           RMB0.097
                                                                                                 ========           ========

Basic and fully diluted earnings per American Depository
  Share ("ADS") under U.S. GAAP                                                                   RMB5.09            RMB9.75
                                                                                                 ========           ========

Notes:-

(a) Under IFRS, fixed assets of the Group are initially recorded at cost and are subsequently restated at revalued amounts less accumulated depreciation. Fixed assets of the Group were revalued as at 30 June 1996 as part of the restructuring of the Group for the purpose of listing. As at 31 December 2002, a revaluation on the Group's fixed assets was carried out and difference between the valuation and carrying amount was recognised.

                                     Page 23
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003

           Under U.S. GAAP, the revaluation surplus or deficit and the related difference in depreciation are reversed since fixed assets are required to be stated at cost.

(b) This represents the gain/loss on disposal of aircraft and related assets during the year. Under U.S. GAAP, fixed assets are required to be stated at cost. Accordingly, the accumulated depreciation and the gain/loss on disposal of aircraft is different between IFRS and U.S. GAAP, which is attributable to the surplus/deficit upon valuation associated with the assets disposed of.

(c) The application of U.S. GAAP differs in certain other respects from IFRS, mainly relating to sale and leaseback transactions, post retirement benefits and goodwill. Under U.S. GAAP: i) recognition of gain on sale and leaseback transactions is deferred and amortized,
           ii) transitional obligation for post retirement benefit is amortized over the average remaining service period of active plan participants, and iii) goodwill is reviewed for impairment and is not amortized.

(d) These represent the corresponding deferred tax effect as a result of the adjustments stated in (a), (b) and (c) above.

SELECTED AIRLINE OPERATING DATA*

                                                          AS AT 31 DECEMBER      As at 31 December              Margin of
                                                                       2002                   2001             change (%)
                                                          -----------------      -----------------             ----------
CAPACITY
 ATK (available tonne-kilometres) (millions)                       4,366.64               4,190.43                   4.21
  - domestic routes                                                1,669.71               1,574.09                   6.07
  - international routes                                           2,267.09               2,172.55                   4.35
  - Hong Kong routes                                                 429.84                 443.79                  -3.14

 ASK (available seat-kilometres) (millions)                       27,962.51              25,816.18                   8.31
  - domestic routes                                               13,494.36              12,919.44                   4.45
  - international routes                                          10,818.65               9,287.58                  16.49
  - Hong Kong routes                                               3,649.50               3,609.16                   1.12

 AFTK (available freight tonne-kilometres) (millions)              1,850.01               1,870.43                  -1.09
  - domestic routes                                                  455.22                 410.78                  10.82
  - international routes                                           1,293.41               1,340.71                  -3.53


                                    Page 24
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003

                                                     AS AT 31 DECEMBER      As at 31 December              Margin of
                                                                  2002                   2001             change (%)
                                                     -----------------      -----------------             ----------
  - Hong Kong routes                                            101.39                 118.94                 -14.76


Hours flown (thousands)                                         234.59                 220.40                   6.44


TRAFFIC
 RTK (revenue tonne-kilometres) (millions)                    2,652.23               2,374.53                  11.70
  - domestic routes                                             968.32                 847.37                  14.27
  - international routes                                      1,431.11               1,297.88                  10.27
  - Hong Kong routes                                            252.80                 229.28                  10.26

 RPK (revenue passenger-kilometres) (millions)               18,206.42              15,909.92                  14.43
  - domestic routes                                           8,515.70               7,508.95                  13.41
  - international routes                                      7,456.76               6,372.42                  17.02
  - Hong Kong routes                                          2,233.96               2,028.55                  10.13

 RPTK (revenue passenger tonne-kilometres) (millions)         1,629.21               1,424.26                  14.39
  - domestic routes                                             762.09                 671.72                  13.45
  - international routes                                        667.23                 570.95                  16.86
  - Hong Kong routes                                            199.89                 181.58                  10.08

 RFTK (revenue freight tonne-kilometres) (millions)           1,023.03                 950.27                   7.66
  - domestic routes                                             206.24                 175.65                  17.42
  - international routes                                        763.89                 726.93                   5.08
  - Hong Kong routes                                             52.90                  47.70                  10.91

 Number of passengers carried (thousands)                    11,533.11              10,367.81                  11.24
  - domestic routes                                           7,714.35               7,092.47                   8.77
  - international routes                                      2,133.04               1,752.22                  21.73
  - Hong Kong routes                                          1,685.72               1,523.12                  10.68

 Weight of cargo carried (kg) (millions)                        344.68                 302.01                  14.13
  - domestic routes                                             170.16                 149.00                  14.20
  - international routes                                        136.12                 118.19                  15.17
  - Hong Kong routes                                             38.40                  34.81                  10.31

LOAD FACTOR
 Overall load factor (%)                                         60.74                  56.67                +4.07pt
  - domestic routes                                              57.99                  53.83                +4.16pt

                                    Page 25
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003

                                                     AS AT 31 DECEMBER      As at 31 December              Margin of
                                                                  2002                   2001             change (%)
                                                     -----------------      -----------------             ----------
  - international routes                                         63.13                  59.74                +3.39pt
  - Hong Kong routes                                             58.81                  51.67                +7.14pt


 Passenger load factor (%)                                       65.11                  61.63                +3.48pt
  - domestic routes                                              63.11                  58.12                +4.99pt
  - international routes                                         68.93                  68.61                +0.32pt
  - Hong Kong routes                                             61.21                  56.21                +5.00pt


 Freight load factor (%)                                         55.30                  50.81                +4.49pt
  - domestic routes                                              45.31                  42.76                +2.55pt
  - international routes                                         59.06                  54.22                +4.84pt
  - Hong Kong routes                                             52.18                  40.10               +12.08pt


 Break-even load factor (%)                                      59.93                  54.72                +5.21pt


YIELD AND COSTS
 Revenue tonne-kilometre yield (Renminbi)                         4.71                   4.92                  -4.27
  - domestic routes                                               5.08                   5.80                 -12.41
  - international routes                                          3.77                   3.56                   5.90
  - Hong Kong routes                                              8.79                   9.36                  -6.06


 Passenger kilometre yield (Renminbi)                             0.55                   0.60                  -9.09
  - domestic routes                                               0.55                   0.63                 -12.70
  - international routes                                          0.46                   0.47                  -2.13
  - Hong Kong routes                                              0.86                   0.95                  -9.47


 Freight tonne-kilometre yield (Renminbi)                         2.39                   2.20                   8.64
  - domestic routes                                               1.19                   1.23                  -3.25
  - international routes                                          2.54                   2.27                  11.89
  - Hong Kong routes                                              4.86                   4.71                   3.18
 ATK unit cost (Renminbi)                                         2.87                   2.69                   6.49

* China Eastern Airlines Wuhan Limited is an associated company of the Company. The operating date in respect of China Eastern Airlines Wuhan Limited is not consolidated into that of the Group, and is therefore not included in this table.



                                     Page 26
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003

BOARD OF DIRECTORS' REPORT

REVIEW OF OPERATIONS

In 2002, the Group operated 228 routes, of which 179 were domestic routes (including 14 routes to Hong Kong) and 49 were international routes (including seven international cargo routes). The Group operated about 3,130 scheduled flights per week serving a total of 77 domestic and foreign cities. During 2002 the Group purchased four Boeing 737-700 aircraft, and acquired two Airbus A319 aircraft and two Boeing 737-700 aircraft under operating leases. The Group also acquired one Boeing 747 freighter under a short term wet lease. As at 31 December 2002, the Group operated a fleet of 78 aircraft, including 75 passenger jet aircraft with a capacity of over 100 seats and three jet freighters.

In 2002, the global economy began to gradually recover. As a result of the Chinese government's active fiscal policies and stable monetary policies, and the further implementation of the policy to stimulate demand in the domestic economy, China successfully realised a stable transition in the first year after its accession to the WTO and the national economy continued to maintain its high rate of growth.

Faced with the increasingly intense competition in the domestic and international air transport market and, in particular, the increased capacity of foreign airline companies in the China market, the Group proactively adopted a series of measures, which include actively adjusting its capacity structure so as to efficiently allocate passenger and freight capacity in response to market demand, optimising its route network, strengthening flight monitoring capabilities and opening new passenger routes. The Group opened the Beijing-Delhi route, and subsequently the Beijing-Tokyo and Shanghai-Kagoshima routes, thereby increasing competitive advantage on certain international routes. The Group also further developed the transportation market and increased its market share in Shanghai through promoting its "China Eastern Express" service, and launching express transition services on the Shanghai-Hong Kong-Taipei route together with Cathay Pacific Airways. Such services were launched in response to the market demand and attracted and ensured a more stable passenger traffic. In addition, the Group improved its sales network, strengthened its marketing management, upgraded its online ticket reservation and payment system and expanded e-commerce research and development. The Group also expanded its cooperation with foreign companies and established an equity joint venture avionics maintenance service company with Rockwell Collins Avionics of the United States in order to enhance the quality of avionic product maintenance and reduce maintenance costs. The Company actively procured and completed the restructuring of the former Wuhan Airlines Company and in August 2002 established China Eastern Airlines Wuhan Limited. In October 2002, China Eastern Air Holding Company ("CEA Holding") was formally established by merging

                                     Page 27
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003

Eastern Air Group Company ("EA Group") with China Northwest Airlines Company and Yunnan Airlines Company. The establishment of CEA Holding will have a positive effect on the Group's future expansion of air transport operation. As the host of the 58th annual meeting of International Air Transportation Association, the Company provided venue and quality transportation, conference and security services for the annual meeting and won world-wide praises.

In 2002, traffic volume of the Group totalled 2,652 million tonne-kilometres, an increase of 11.7% over the same period in 2001, while revenues from the Group's principal business amounted to RMB12.48 billion, an increase of RMB804 million or 6.88% over the same period in 2001. The average aircraft daily utilization was 8.6 hour, a reduction of 0.5 hours from the same period in 2001.

Passenger revenues amounted to RMB10,038 million, an increase of 4.70% over the same period in 2001, accounting for 76.75% of the Company's total revenues in 2002. The volume of passenger traffic was 18,206 million passenger-kilometres, an increase of 14.43% over the same period in 2001.

Domestic passenger traffic volume reached 8,516 million passenger-kilometres, an increase of 13.41% over the same period in 2001, while revenues were RMB4,670 million, a decrease of 0.67% over the same period in 2001, accounting for 46.52% of passenger revenues. Domestic passenger capacity increased by 4.45% over the same period in 2001.

Passenger traffic volume on Hong Kong routes amounted to 2,234 million passenger-kilometres, an increase of 10.13% over the same period in 2001, while revenues were RMB1,911 million, a decrease of 0.53% over the same period in 2001, accounting for 19.00% of passenger revenues. Passenger traffic capacity on Hong Kong routes increased by 1.12% over the same period in 2001.

International passenger traffic volume reached 7,457 million passenger-kilometres, an increase of 17.02% over the same period in 2001, while revenues were RMB3,457 million, an increase of 16.65% over the same period in 2001, accounting for 34.44% of passenger revenues. Passenger capacity increased by 16.49% over the same period in 2001.

The Group's cargo traffic volume was 1,023 million tonne-kilometres, an increase of 7.66% over the same period in 2001, while cargo revenues were RMB2,445 million, an increase of 11.47% over the same period last year, accounting for 18.69% of the Company's total revenues.

The increase in the revenues from the Group's principal business derived mainly from the Group's operations on international routes. The increase in passenger revenues was due to increase in

                                     Page 28
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003
passenger traffic on the Group's Japanese and Korean routes, and the recovery in market demand on its European and American routes from the events of September
11. The significant increase in the Group's cargo and mail revenues was attributable to the increased volume of importation and exportation after China's accession to the WTO and the positive effect on the Group's cargo operations by the west coast port strike in the United States in 2002.

In 2002, the Group's total operating costs reached RMB12,242 million, an increase of 8.50% over the same period in 2001. The increase in operating costs was primarily due to the increase in employee salaries, takeoff and landing charges and the deficit resulted from the revaluation of assets conducted by the Company in 2002.

The Group's employee salary expenses were RMB1,036 million, an increase of 19.22% over the same period in 2001, due to an increase in the number of employees and employee salaries in 2002.

The Group's takeoff and landing expenses were RMB1,988 million, an increase of 16.73% over the same period in 2001. The increase was primarily attributable to the increased flights of the Group as a result of its expanded operation, and an increase in takeoff and landing charges by domestic airports, effective from 1 September 2002.

As at 31 December 2002, the Group conducted a revaluation of its assets pursuant to the requirements of IFRS. As a result of the revaluation, the Group recognised a net revaluation surplus of RMB136,902,000 and in the revaluation reserve and a charge to profit and loss account of RMB171.75 million.

In addition, the Group has a significant percentage of Japanese Yen denominated liabilities. Due to the appreciation of the Japanese Yen against the Renminbi in 2002, the Group's financial statements reflect a foreign currency exchange loss of RMB37.52 million for 2002.

In summary, the Group's profits attributable to shareholders were RMB86.37 million for the year ended 31 December 2002, a decrease of 84.06% from the same period in 2001. The decrease was mainly due to the revaluation deficit resulted from the revaluation of assets conducted by the Company as at 31 December 2002. The earnings per share were RMB0.018.

As at 31 December 2002, the Group had approximately 15,700 employees, most of which worked in China. The compensation of the Group's employees is primarily composed of the basic salary and performance-based bonus. There were no labour disputes between the Group and its employees. The Group did not experience a loss of employees or encounter any difficulties in recruiting new employees.

                                     Page 29
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003

In January 2001, The Group joined the staff medical benefit scheme introduced by the Shanghai Municipal Government. The Group and each of its employees are required to contribute to such scheme 12% and 2%, respectively, of the basic salaries of such employee. Other than such contribution, the Group does not have other obligations with regard to its employees' medical benefits. The Group believes that the implementation of such medical benefit scheme will not significantly affect the Group's operations and financial condition.

The Group financed its working capital needs through a combination of funds generated from its business operations and short-term bank loans. As at 31 December 2001 and 2002, the Group had cash and cash equivalents of RMB1,331 million and RMB1.945 million, respectively. The Group's business operations generated net cash of RMB2,434 million and RMB2,325 million, respectively, in 2001 and 2002. In 2001 and 2002, the Group's net cash investment amount was RMB2,490 million and RMB4,496 million, respectively. During the past two years, the Group's basic cash needs arose from purchase and improvement of aircraft and aviation equipment and the debts repayment. In 2001, net cash used in financing activities by the Group was RMB17 million, mainly for repayment of long-term and short-term loans as well as repayment of finance lease obligations. In 2002, net cash generated by the Group's financing activities was RMB2,801 million, mainly from short-term bank loans.

The Group generally operates with a working capital deficit. As at 31 December 2002, the Group's current liabilities exceeded its current assets by RMB7,421 million. The Group has satisfied, and believes that in future it will continue to be able to satisfy, its working capital requirements through short-term loans from Chinese banks and foreign-funded banks. As at 31 December 2001 and 2002, the Group had short term loans totalling RMB1,288 million and RMB4,527 million, respectively. Its long-term loans at the same dates totalled RMB5,301 million and RMB6,495 million, respectively.

The Group generally finances its purchase of aircraft through operating leases and bank loans guaranteed by the Group's assets. As at 31 December 2002, the Group's pledged assets were RMB3,272 million, a decrease of 5.43% over RMB3,460 million as at 31 December 2001.

Save as disclosed in this announcement, the relevant information in respect of the Group's other matters as are required to be disclosed in accordance with paragraph 32 of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited has not changed materially from the information contained in the Company's 2001 annual report.



                                     Page 30
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003

OUTLOOK FOR THE YEAR 2003

The Group would like to caution readers that this announcement contains, inter alia, some forward-looking statements, such as certain forward-looking statements on the Asian and Chinese economies and aviation markets. These forward-looking statements are subject to numerous uncertainties and risks.

The Company believes that, in general, the global economy will continue to recover, and the domestic economic climate will be positive in 2003. The air transportation market will continue to offer numerous opportunities and challenges.

The economies of the United States, Japan and European Union will recover at a slow pace due to unstable financial markets, limited space for trade growth and relatively weak consumer demand. The Gulf War II will also significantly affect the global political and economic relations. On the other hand, however, the steady growth of the Chinese economy has brought hopes to global economic recovery. The healthy macro-environment in China provides growth opportunities for the civil aviation industry. The year of 2003 is the first year following the 16th National Congress of the Communist Party of China. Investment and consumer demand will continue to increase rapidly under the Chinese government's continued policy to stimulate domestic demand. The Group's main base of operations, Shanghai, is leading the economy growth in China and rapidly developing into an international economic centre, trade centre, financial centre and air transportation centre. The successful bid of Shanghai to hold Expo 2010 will also inject vigour into its economic development. The increase in import and export, and the volume of business activities and culture exchanges will drive a further boom in the air transportation market. As a result, we expect the Group's passenger and freight traffic volume to increase steadily.

With further growth in China's economy and the steady improvement of Chinese people's living standards, tourism has gradually become a fast-growing business. China, with its extensive territory, large population and rich tourist resources, holds potential for the development and growth of air transportation. The Group expects to utilize the opportunities provided by large events, traditional holidays and tourism season and timely adjust and allocate its transportation capacity in order to increase its traffic volume on all routes, thereby increasing its transportation revenues.

As a result of the expanded reforms and strategic restructuring of China's civil aviation industry, the Group's route network will be further improved. The Group will also increase its capabilities to develop the air transportation market in western China and build up a solid foundation for the Group to face intensified market competition. The current market demand, China's economy and social development, and the Chinese government's macro-economic policies all indicate that the

                                     Page 31
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003
competition in the domestic market will become more regulated and orderly as a result of the adjustments of the Chinese government's macro-control policies with respect to the aviation market, and the strengthening of regulation over that market.

The Group believes that the operation of its domestic and Hong Kong routes will maintain its steady growth trend. The expansion of its fleet and enhanced efficiency will enable the Group to increase flight frequency on domestic and regional routes and increase its market share. The Company believes that demand in the air transportation market will continue to grow in 2003, and the balance between market demand and supply will gradually improve. The Group will formulate a prudent aircraft purchase plan based on market development and the features of its own fleet.

In response to the business environment and aviation market conditions which it will face in 2003, the Company will duly carry out the following tasks to enhance its competitiveness:

 1.        TO STRENGTHEN SUPERVISION AND MANAGEMENT AND ENSURE FLIGHT SAFETY

           Year 2002 was the Company's 9th safe flight year. Again the Company received the highest flight safety award for civil aviation enterprises, the Golden Roc Cup. The Company will continue to strengthen safety administration, expand investment on technology, improve its training program, and raise its current safety standards. In particular, the Company will focus on improving its safety system. In an effort to further enhance the safety administration and realize the real-time monitoring of the entire flight, the Airline Operation Control (AOC) Center will commence operation within this year. In addition, the Company will pay close attention to the development of Gulf War II and terrorism as well as their potential effects on the Company's flight safety. The Company will also adopt effective safety measures in response to the current public security characteristics.

 2.        TO PROMOTE CREATIVITY IN SERVICES AND BUILD "CHINA EASTERN" BRAND
           ADVANTAGE

           In the activity "Million Passengers' Appraisal of Civil Aviation", the Group ranked No. 1 for the second year in a row. With the development of the aviation market and the diversification of passenger demand, efforts will be made to continually improve the Company's services. Through the promotion of personalised and friendly services, the services of the Company respond to the most current demand of its customers. The Company will also further expand its tailored "China Eastern Express" services currently provided to its customers on the Shanghai-Beijing and Shanghai-Hong Kong routes. Passengers will be able to enjoy the "China Eastern Express" inter-city services on many other routes. Moreover, the Company will improve its network of domestic tourist routes and will introduce its "one flight" service

                                     Page 32
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003
           between cities. Furthermore, the Company will appropriately adjust its flight schedule, improve its on-time arrival rate and enhance services for delayed flights. The Company will also promote ISO 9000 international standards certification among all its subsidiaries, branches, and sales and operation offices in order to standardize and unify its standards of service and build positive image of the Company.

 3. TO MONITOR REAL-TIME MARKET CHANGE AND APPROPRIATELY ADJUST ALLOCATION OF CAPACITY

           In 2003, the Company plans to purchase and put into operation 10 Airbus A320 aircraft and three Airbus A340-600 aircraft, and to acquire five Boeing 737-700 and put into operation aircraft under operating leases. To ensure a proper allocation of the added capacity in response to the development of its route network, the Company will:

           (1) in terms of capacity allocation, establish a capacity control and direction centre to carry out the overall allocation and centralized management of capacity resources, timely take appropriate measures in response to market changes, and appropriately increase the daily utilization of every model of aircraft in order to generate maximum returns by utilizing limited capacity;

           (2) expand the "China Eastern Express" services on more routes between Shanghai and provincial capitals, and expand coverage in the eastern China market, in particular market share in areas around Shanghai; increase capacity on high earning routes to Hong Kong, Japan, Korea, Southeast Asia and other places, and expand foreign cooperation; continue to provide qualify services on routes to Europe, the United States and Australia in order to increase competitive advantages on long-distance international routes;

           (3) improve flight allocation during holidays and festivals, concentrate capacity on high-yielding routes during peak seasons, arrange extra flights and charters as appropriate, and explore new business for financial growth; and

           (4) continue to promote the development of the freight business, leverage on the advantages of its advanced flight network, appropriately arrange its routes, develop the freight through-traffic and transit market and increase returns on cargo flights.



                                     Page 33
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003

 4.        TO STANDARDIZE AND IMPROVE OPERATIONS AND ENHANCE SALES AND MARKETING
           EFFORTS

           The Company will, through the following measures, promote the comprehensive development of its computer-based sales management system, timely adjust and improve its operations, and expand its marketing channels in response to the challenges presented by the market competition:

           (1) to introduce and operate a route earning management system as soon as possible in order to timely monitor changes in market supply and demand, implement a flexible price determination mechanism to quickly respond to market changes, and improve route return rates;

           (2) to continue localized sales operations and sales on a contract basis, expand direct sales efforts, build a sales representative team, improve its passenger and freight agent management system, formulate a reasonable sales agent bonus system and further promote compliant and orderly sales practices;

           (3) to expand, in line with market changes, its scope of cooperation with foreign carriers by entering into code sharing agreements and special pro rata agreements (SPA) in order to supplement the Company's flight networks;

           (4) to explore opportunities to enter into business agreements with travel agencies, governmental agencies, institutions and large enterprises in order to expand a wide range of cooperation and develop the "airline ticket + hotel" business; in addition, to increase investment on advertising and establish a good cooperative relationship with the media;

           (5) to upgrade its frequent flyer information system, streamline the working process with respect to frequent flyer services in order to satisfy the needs of program members that is increasing rapidly; moreover, to accelerate the upgrade of the frequent flyer points program into a mileage bank program and improve the overall quality of services offered to the China Eastern Airlines Golden Swallow Club members; and

           (6) to actively promote the use of electronic tickets. After an in-depth study and analysis of the electronic ticket business model and technology framework, the Company will promote the use of electronic tickets in major cities this year; in addition, to further improve its e-commerce system, and allow the online ticket reservation and payment system, as a modern commerce platform, play a greater role in sales.

                                     Page 34
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003

 5.        TO STRENGTHEN FINANCIAL MANAGEMENT AND EFFECTIVELY REDUCE COSTS AND
           EXPENSES

           The Company believes that, in 2003, aviation fuel prices will fluctuate with great uncertainties. The payments under leases for newly acquired aircraft and accrued depreciation will also result in increased costs and expenses. The Company will implement the following measures:

           (1) to implement a comprehensive budget management system, approval and evaluation, strictly control project investment, endeavour to reduce expenditures on controllable expenses, improve the efficient use of funds and establish a rational financial administration model;

           (2) to actively explore new financing methods for aircraft so as to reduce the Company's financing costs, closely monitor the fluctuations in fuel prices, enhance aviation fuel risk management and formulate a reasonable plan to mitigate aviation fuel price risks, implement effective control of foreign exchange risk, and gradually realise comprehensive control of the Company's financial risks; and

           (3) to strengthen aviation material procurement and storage management, expand cooperation with other companies in maintenance operations, streamline the working process with respect to aviation material operations, and reduce the proportion of working capital spent on aviation materials.

 6. TO PROMOTE THE INTEGRATION OF BUSINESS CULTURES AND PROCURE CERTAIN MERGERS AND REORGANIZATIONS

           In October 2002, EA Group merged with China Northwest Airlines Company ("Northwest Airlines") and Yunnan Airlines Company ("Yunnan Airlines") and formed CEA Holding, which substituted EA Group and became the controlling shareholder of the Company holding approximately 61.64% of its issued share capital. To the knowledge of the Company's Directors, CEA Holding is currently in the process of separating the main assets of Northwest Airlines and Yunnan Airlines from their accessorial assets and integrating certain main aviation assets of the two companies.


           After the reorganization, the scale of the Group is expected to expand and its market, routes, fleet and human resources are expected to be optimised to improve the Group's operational environment. It will also allow the Group to establish enhanced domestic and international route networks and increase its share of the domestic market.



                                     Page 35
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003

SHARE CAPITAL


 1.        CHANGE IN SHARE CAPITAL

           During the fiscal year ended 31 December 2002, there was no change in the Company's share capital.

 2.        SHARE CAPITAL STRUCTURE


                                                            APPROXIMATE
                                                       NUMBER OF SHARES              PERCENTAGE (%)
                                                       ----------------              --------------
1. A shares
   1.  Unlisted State-owned legal
       person shares                                      3,000,000,000                       61.64
   2.  Listed shares                                        300,000,000                        6.16
2. H shares                                               1,566,950,000                       32.20
3. Total number of shares                                 4,866,950,000                      100.00

 3.        SUBSTANTIAL SHAREHOLDERS


           As at 31 December 2002, the following shareholders held 10% or more of any class of the issued share capital of the Company:

                                                            APPROXIMATE
                                                  NUMBER OF SHARES HELD
NAME                                                   SHAREHOLDING (%)               PERCENTAGE OF
----                                              ---------------------               -------------
China Eastern Air Holding Company                         3,000,000,000                       61.64
HKSCC (Nominees) Limited                                  1,457,657,999                       29.95

Except as disclosed above, to the knowledge of the Company's Directors, as at 31 December 2002, no other person (persons who are not the Directors, the chief executive, Supervisors or members of senior management of the Company) had a beneficial interest of 10% or more in any class of the issued share capital of the Company.


                                     Page 36
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003

4. SHAREHOLDING INTERESTS OF THE DIRECTORS, CHIEF EXECUTIVE, SUPERVISORS AND SENIOR MANAGEMENT:

                                                              NUMBER OF A SHARES HELD
NAME                                           POSITION          - PERSONAL INTERESTS
----                                           --------       -----------------------
Ye Yigan             Chairman of the Board of Directors                             0
Liu Shaoyong                                   Director                             0
Wan Mingwu                     Director, Vice President                             0
Cao Jianxiong                                  Director                         2,800
Zhong Xiong                                    Director                         2,800
Chen Quanxin                                   Director                         2,800
Wu Baiwang                                     Director                             0
Zhou Ruijin          Independent Non-executive Director                             0
Gong Haocheng        Independent Non-executive Director                             0
Hu Honggao           Independent Non-executive Director                             0
Peter Lok            Independent Non-executive Director                             0
Li Wenxin         Chairman of the Supervisory Committee                             0
Ba Shengji                                   Supervisor                         2,800
Zhou Rongcai                                 Supervisor                             0
Yang Jie                                     Supervisor                             0
Liu Jiashun                                  Supervisor                             0
Li Fenghua                                    President                             0
Wu Yulin                                 Vice President                         2,800
Wu Jiuhong                               Vice President                             0
Yang Xu                                  Vice President                             0
Fan Ru                                      Chief Pilot                         2,800
Luo Weide                              Chief Accountant                             0
Luo Zhuping                           Company Secretary                         2,800


Except as disclosed above, as at 31 December 2002, none of the Directors, chief executive, Supervisors or any member of senior management of the Company and their associates had any beneficial interest in the issued share capital or debt securities of the Company and/or any of its associated corporations.

In 2002 and as at 31st December, 2002, none of the Directors, chief executive, Supervisors and senior management of the Company and/or any of their spouses or children under 18 years of age were granted any right, and the Company had not made any arrangement enabling any of them, to subscribe for any share capital or debt securities of the Company.

                                     Page 37
   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003

MATERIAL MATTERS


 1.        DIVIDENDS

           As at 31 December 2002, based on the Company's financial statements prepared in accordance with PRC Accounting Standards, the Company's accumulative distributable profits were RMB198,158,023.32. Having considered the Company's cash flow and business position in 2003, the Board of Directors recommended distribution of the Company's accumulative undistributed profits in the form of a cash dividend of RMB0.02 per share (including tax) based on an aggregate of 4,866,950,000 shares of the Company as at 31 December 2002. Holders of H shares will receive an equivalent amount of the above dividend distribution based on the foreign exchange conversion rate published by the People's Bank of China on the date of the distribution of the cash dividend, representing a total of cash dividend payment of RMB97,339,000 (excluding the expenses for the distribution of the above dividend). The balance of undistributed profits will be carried over to next year. The Company will not convert funds from the common reserve to increase its share capital during this period. The Board of Directors also decided that the above distribution proposal will be submitted to the 2002 annual general meeting for approval.

 2.        INFLUENCE OF RECENT ECONOMIC DEVELOPMENTS

           In general, the Company will face a relatively positive economic climate domestically in 2003. The air transportation market will further develop as a result of Beijing's successful bid for the Olympics, Shanghai's successful bid for Expo 2010, China's successful development after its accession to the WTO, the domestic economy's steady growth, the gradual increase in people's living standards, the expansion of trade and the increased volume of business activities. On the other hand, however, the Gulf War II will increase uncertainties in the global economies and pose new issues to the growth of economies worldwide. The air transportation market will face great challenges.

 3.        CHANGES IN MANAGEMENT PERSONNEL

           On 4 April 2002 the Company convened the 6th Meeting of the 3rd Board of Directors which adopted the following resolutions on certain changes in the Company's management personnel: due to work reallocation, Mr. Zhong Xiong would no longer hold the position of Vice President. The Board of Directors resolved that Mr. Wu Jiuhong and Mr. Yang Xu be appointed as Vice Presidents. In addition, the Board of Directors resolved that Mr. Yang Xu would no longer serve as Chief Engineer of the Company.

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   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003

           On 14 October 2002 the Company convened the 11th Meeting of the 3rd Board of Directors which adopted the following resolutions on certain changes in the Company's management personnel: due to work related changes, the Board of Directors resolved that Mr. Liu Shaoyong would cease to serve as President and Mr. Li Fenghua would be appointed as President of the Company.

 4.        PURCHASE, SALE OR REDEMPTION OF SECURITIES

           During the year ended 31 December, 2002, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its respective securities (the word "securities" shall have the same meaning as ascribed thereto in paragraph 1, Part I of Appendix 7 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited).

 5.        ACQUISITIONS AND MERGERS

           On 16 August 2002, the Company entered into a contract for the establishment of China Eastern Airlines Wuhan Limited ("China Eastern Wuhan") with the Wuhan Municipality State-owned Assets Management Committee Office, Shanghai Junyao Aviation Investment Company Limited and Wuhan High-technology Holding Group Company Limited. The Company's capital contribution amounted to RMB240 million, accounting for 40% of the registered capital of China Eastern Wuhan. For details, please see the announcement issued by the Company on 16 August 2002.

           On 11 October, 2002, EA Group merged with Northwest Airlines and Yunnan Airlines and formed CEA Holding, which substituted EA Group and became the controlling shareholder of the Company holding approximately 61.64% of its issued share capital. For details, please see the announcement issued by the Company on 11 October, 2002.

 6.        MATERIAL LITIGATION

           The Group was not involved in any material litigation or arbitration during the year ended 31 December 2002.

 7.        COMPLIANCE WITH THE CODE OF BEST PRACTICE

           At all times during the year ended 31 December 2002, the Company complied with the "Code of Best Practice" set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

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   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003

 8.        CONNECTED TRANSACTIONS

           (1) On 30 January, 2002, the Company entered into an aircraft transfer agreement with China Cargo Airlines Limited ("CCA"), a non-wholly owned subsidiary of the Company with 70% of its equity interest being held by the Company. Pursuant to the said agreement, the Company agreed to dispose of its two MD-11F aircraft (with engines) to CCA for a consideration of RMB1,007,608,000 (approximately HK$937,075,440). Such disposal transaction constituted a connected transaction of the Company, and was disclosed in an announcement dated 30 January, 2002 issued by the Company (and published in newspapers on 31 January, 2002) and in the Company's circular dated 28 February, 2002.

           (2) On 30 December, 2002, the Company entered into a share transfer agreement with CEA Holding pursuant to which the Company acquired from CEA Holding a 45% equity interest in Eastern Aviation Advertising Services Co. for a consideration of approximately RMB15,762,000. The acquisition was disclosed in an announcement dated 30 December, 2002 issued by the Company.

 9.        OTHERS

           (1) During the year ended 31 December 2002, the Group had no designated deposits or any deposits that could not be collected.

           (2) On 16 April 2002, the Company entered into an aircraft purchase agreement with an independent third party to purchase 20 Airbus A320 aircraft to enhance the Company's passenger transportation capacity and expand its flight service network in China. For details, please see the announcement issued by the Company on 16 April 2002.

           (3) To follow up on the disclosure under the "Material Matters" section of the Company's 2001 results announcement, the Company hereby makes a further disclosure on the progress of the "Matters relating to procedures for transfer of land use rights" as follows: through the endeavours of the Company, the use rights to the land (205,706 m2) located at Luogang Airport, Hefei, Anhui were transferred to be under the name of the Company since October 2002; the Company is still in the process of going through procedures relating to the transfer of the use rights in respect of the land located in Changning District, Shanghai to be under the name of the Company.




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   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003

           (4) In order to develop the Company's operation in the Jiangsu aviation market and to increase the market share of China Eastern Airlines Jiangsu Co., Ltd ("China Eastern Jiangsu"), a non-wholly owned subsidiary of the Company, in the local market, on 19 December 2002, the Company provided financial assistance, upon normal commercial terms, to China Eastern Jiangsu by way of investing an additional RMB400 million cash in China Eastern Jiangsu as capital contribution towards its registered capital. The other two shareholders of China Eastern Jiangsu (i.e. Jiangsu Provincial Aviation Industry Group and Jiangsu Guoxin Asset Management, Co., Ltd.) also made their capital contributions in proportion to their respective shareholding interests in China Eastern Jiangsu. The registered capital of China Eastern Jiangsu was thereby increased from US$47 million to RMB100 million. The percentage shareholding interests in China Eastern Jiangsu following such increase in its registered capital remained unchanged, with the Company, Jiangsu Provincial Aviation Industry Group and Jiangsu Guoxin Asset Management Co. Ltd. holding 55%, 24% and 21%, respectively, of its enlarged registered capital. Jiangsu Provincial Aviation Industry Group and Jiangsu Guoxin Asset Management Co. Ltd. are both third parties independent of the Company, its subsidiaries or any of their chief executives, directors or substantial shareholders or any associates of any of them.

                                         By Order of the Board of Directors
                                     CHINA EASTERN AIRLINES CORPORATION LIMITED
                                                      YE YIGAN
                                                Chairman of the Board

Shanghai, the PRC, 7 April 2003

On or before 17 April 2003, the Company will submit to The Stock Exchange of Hong Kong Limited a CD Rom containing all information prescribed in paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for publication on the website of The Stock Exchange of Hong Kong Limited.

Please also refer to the published version of this announcement in the South China Morning Post (English) and Hong Kong Economic Times (Chinese).




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   China Eastern Airlines Corporation Limited - 2002 Annual Results Announcement
                                                                   7 April, 2003